FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
FOR October 27, 2005
Commission File Number 000-29726
TIM Hellas Telecommunications S.A.
(Exact name of registrant as specified in its Charter)
TIM Hellas Telecommunications S.A.
(Translation of registrant’s name into English)
66 Kifissias Avenue
15125 Maroussi
Athens
Greece
(Address of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index
SIGNATURE
Exhibit 99.1

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated October 27, 2005 announcing rejection by Greek court of TCS Capital Management LLC’s petition to block cash-out merger.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2005

TIM Hellas Telecommunications S.A.
By:	/s/ Socrates Kominakis
	Name:	Socrates Kominakis
	Title:	Chief Executive Officer